Exhibit 99.2

NEWS RELEASE

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Northgate Minerals Discovers Fault Offset of the
Magdala and Golden Gift Orebodies at its Stawell Gold Mine
Three Follow-Up Holes Planned Commencing in 2010
Vancouver, August 31, 2010 — Northgate Minerals Corporation (TSX: NGX, NYSE Amex: NXG) is pleased to report that diamond drilling at its Stawell Gold Mine has intersected a new zone of gold mineralization (the “Northgate Gift”). The Northgate Gift is the fault offset extension of the Magdala/Golden Gift orebodies, which have combined to produce over two million ounces of gold on the property over the past 26 years.
Northgate Gift Highlights
•	Discovery hole MD5696A intersected gold-bearing intervals of 4.53 grams per tonne (g/t) gold over 1.8 metres (m) and 3.83 g/t gold over 3.6 m in a mineralized setting that is similar to the Magdala/Golden Gift orebodies.
•	Hole MD5696A is the first exploration hole to be drilled into a previously untested area.
•	The discovery of a basalt dome and associated gold mineralization in the Northgate Gift confirms the validity of Northgate’s geologic model of Stawell, which was used to target hole MD5696A.

•	Follow-up drilling is planned to better define the size and geometry of the basalt dome and the associated gold-bearing sulphide mineralization.
Ken Stowe, President and Chief Executive Officer, remarked, “While in its early stages, I expect that the discovery of the fault offset of the Magdala/Golden Gift orebodies will have a considerable impact on the future of the Stawell mine. The success of exploration hole MD5696A, our first attempt to find the Northgate Gift, results from the solid geological understanding of the Stawell region of our geologists and the outstanding performance by the contractor in drilling what was a very long and challenging hole. The Northgate Gift represents the most significant discovery in the state of Victoria for some time, given the potential for a significant extension of the Magdala and Golden Gift systems, which have been in continuous production for the past 26 years. The initial purpose for exploration drilling in the Northgate Gift area was to demonstrate that the geologic environment below the Wildcat Porphyry was conducive to the same type of gold mineralization found above it and it is extremely exciting to have found with the initial hole not only a basalt dome, which typically hosts the Stawell deposits, but also two zones of gold-bearing sulphide mineralization.”

Overview of the Stawell Gold Mine Magdala and Golden Gift Areas
The dominant geological feature at Stawell is the 1.2 kilometre (km) wide Magdala basalt volcanic dome surrounded by gold-bearing sedimentary formations. Historic and current mining occurs in four distinct settings: in iron-rich sediments stratigraphically above the basalt; in sediments at the sediment-basalt contact; in areas of sediment bounded by basalt (locally termed “waterloos”); and in quartz lode shear structures parallelling the plunge and dip of the basalt dome.
Figure 1 below illustrates a longitudinal view of the Magdala and Golden Gift orebodies and the location of the Northgate Gift hole MD5696A. The currently defined reserves terminate against the Wildcat Porphyry that is the lower limit of the reserve. Hole MD5696A demonstrates the continuation of the Magdala/Golden Gift orebodies, with an apparent offset of 1.3 km to the east. The blue triangles represent proposed holes that will be initiated in the coming months in order to better define this new discovery.
Figure 1 — Stawell Gold Mine Longitudinal Projection
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Table 1: Assay Results from Northgate Gift Hole MD5696A

				Gold Assay
Hole ID	From (m)	To (m)	Interval (m)	(g/t) Gold	Mineralisation Style
MD5696A	1969.4	1971.2	1.8	4.53	Basalt Contact
MD5696A	1978.6	1982.2	3.6	3.83	Waterloo Structure
including	1980.8	1982.2	1.4	7.20	Waterloo Structure
Figure 2 — Stawell Gold Mine Surface Projection
A projection of the current mine workings, the Magdala and Golden Gift lodes and hole MD5696A.
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Figure 3 — MD5696A Schematic Cross Section Showing Hole Location
A vertical cross section illustrating the geological model used for targeting and hole design. The Wildcat Porphyry fault is a late stage structure that is now known to offset mineralization in the order of 1.3 km.
Diamond Drill Program
The purpose of the 2010 Northgate Gift diamond drill program was to test for the continuation of the Magdala and Golden Gift orebodies in the footwall of the Wildcat Porphyry. Structural and lithological projections suggested that the offset along the Wildcat Porphyry fault was in the order of one kilometre to the east and was most likely to intersect basalt and associated gold-bearing sulphide mineralization slightly north of the Magdala orebody.
Hole MD5696A was collared from underground at 1150 mRL and drilled 2,022 m to a depth of 2,300 m, intersecting a basalt dome and associated gold mineralization approximately 1.3 km horizontally distant from the collar.
The hole intersected a basalt dome with one intersection of gold-bearing sulphide mineralization on the contact and a second gold and sulfide intersection in a waterloo setting within the dome.
Follow-up diamond drilling, to better define the size and geometry of the basalt dome and associated gold-bearing sulphide mineralization, will consist of three daughter holes wedged off of the parent discovery hole, with targets along strike and up dip of the current intercept.
Northgate Minerals | News Release 4

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Quality Control — Analyses and Sample Location
Details of quality assurance/quality control procedures for sample analysis and drill hole survey methodology are reported in detail in the Canadian National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) compliant Technical Report filed on SEDAR (www.sedar.com) on October 22, 2008.
Qualified Persons
The program design, implementation, quality assurance/quality control and interpretation of the results are under the control of Northgate’s geological staff, which includes a number of individuals supervised by Steve Harper, Senior Exploration Geologist (Australasian Institute of Geoscientists) who are qualified persons as defined under NI 43-101. Mark Haydon (Australasian Institute of Geoscientists), Stawell Gold Mines Geology Manager, is responsible for the overall management of the program.
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Note to Investors:
The terms “Qualified Person”, “Mineral Reserve”, “Proven Mineral Reserve”, “Probable Mineral Reserve”, “Mineral Resource”, “Measured Mineral Resource”, “Indicated Mineral Resource”, and “Inferred Mineral Resource” used in this news release are defined in accordance with NI 43-101.
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Northgate Minerals Corporation is a gold and copper producer with mining operations, development projects and exploration properties in Canada and Australia. Our vision is to be the leading intermediate gold producer by identifying, acquiring, developing and operating profitable, long-life mining properties.
Cautionary Note Regarding Forward-Looking Statements and Information:
This Northgate press release contains “forward-looking information”, as such term is defined in applicable Canadian securities legislation and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, concerning Northgate’s future financial or operating performance and other statements that express management’s expectations or estimates of future developments, circumstances or results. Generally, forward-looking information can be identified by the use of forward-looking terminology such as “expects”, “believes”, “anticipates”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “plans” and variations of such words and phrases, or by statements that certain actions, events or results “may”, “will”, “could”, “would” or “might” “be taken”, “occur” or “be achieved”. Forward-looking information is based on a number of assumptions and estimates that, while considered reasonable by management based on the business and markets in which Northgate operates, are inherently subject to significant operational, economic and competitive uncertainties and contingencies. Northgate cautions that forward-looking information involves known and unknown risks, uncertainties and other factors that may cause Northgate’s actual results, performance or achievements to be materially different from those expressed or implied by such information, including, but not limited to gold and copper price volatility; fluctuations in foreign exchange rates and interest rates; the impact of any hedging activities; discrepancies between actual and estimated production, between actual and estimated reserves and resources or between actual and estimated metallurgical recoveries; costs of production; capital expenditure requirements; the costs and timing of construction and development of new deposits; and the success of exploration and permitting activities. In addition, the factors described or referred to in the section entitled “Risk Factors” in Northgate’s Annual Information Form for the year ended December 31, 2009 or under the heading “Risks and Uncertainties” in Northgate’s 2009 Annual Report, both of which are available on the SEDAR website at www.sedar.com, should be reviewed in conjunction with the information found in this press release. Although Northgate has attempted to identify important factors that could cause actual results, performance or achievements to differ materially from those contained in forward-looking information, there can be other factors that cause results, performance or achievements not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate or that management’s expectations or estimates of future developments, circumstances or results will materialize. Accordingly, readers should not place undue reliance on forward-looking information. The forward-looking information in this press release is made as of the date of this press release, and Northgate disclaims any intention or obligation to update or revise such information, except as required by applicable law.
Cautionary Note to US Investors Regarding Mineral Reporting Standards:
Northgate prepares its disclosure in accordance with the requirements of securities laws in effect in Canada, which differ from the requirements of U.S. securities laws. Terms relating to mineral resources in this press release are defined in accordance with National Instrument 43-101-Standards of Disclosure for Mineral Projects under the guidelines set out in the Canadian Institute of Mining, Metallurgy, and Petroleum Standards on Mineral Resources and Mineral Reserves. The Securities and Exchange Commission (the “SEC”) permits mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. The Company uses certain terms, such as, “measured mineral resources” “indicated mineral resources”, “inferred mineral resources” and “probable mineral reserves”, that the SEC does not recognize (these terms may be used in this press release and are included in the Company’s public filings which have been filed with securities commissions or similar authorities in Canada).
For further information, please contact:
Ms. Keren R. Yun
Director, Investor Relations
Tel: 416-216-2781
Email: ngx@northgateminerals.com
Northgate Minerals | News Release 5